VIA EDGAR
May 25, 2018
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Cecilia Blye, Chief, Office of Global Security Risk
Jennifer Hardy, Special Counsel
Re:    Amkor Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 0-29472
Dear Ms. Blye:
Amkor Technology, Inc. (“Amkor” or the “Company”) is in receipt of the Staff’s letter dated May 17, 2018 with respect to the above-referenced annual report on Form 10‑K. The Company has set forth the below numbered comment of your letter in italics followed by the Company’s response thereto.
General

1.
In the Form 10‑K, you identify Toshiba Corporation and Qualcomm Inc. as customers. We also located 2017 CQ FD Disclosure transcripts of Amkor conference calls which quote company officials stating that Amkor has revenue exposure to Samsung and Huawei. Each of these companies reportedly sells its products in Syria and/or Sudan, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10‑K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, whether through subsidiaries, customers, integrated device manufacturers, or other direct or indirect arrangements.

Amkor’s Response: The Company acknowledges the Staff’s comments and advises that the Company has not, to its knowledge, provided, does not currently provide and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments, or entities they control. Moreover, the Company has not entered into any agreements or arrangements with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Furthermore, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

2045 East Innovation Circle ● Tempe, AZ 85284 ● USA
(480) 821-5000 ● www.amkor.com

U.S. Securities and Exchange Commission
May 25, 2018

As described in the Company’s Form 10‑K, our business is limited to providing outsourced semiconductor packaging and test services to semiconductor companies. The Company packages and tests semiconductor chips that are designed, manufactured and owned by others who then sell or incorporate the chips into a variety of electronic end products. The Company has no knowledge of or any basis to believe that the semiconductor chips packaged or tested by the Company were, or will in the future be, incorporated into products sold by Toshiba, Qualcomm, Samsung or Huawei, either directly or indirectly, in Sudan or Syria.
As stated in our Code of Business Conduct, the Company is fully committed to compliance with import and export laws and regulations of all countries in which we do business. This includes U.S. Department of Commerce Export Administration Regulations, U.S. Department of State International Traffic in Arms Regulations and economic sanctions laws and export controls administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.
The Company’s global trade and export compliance team has implemented and maintains policies and procedures to assist the Company and its employees with their compliance obligations. The Company also has a designated export official in each of its manufacturing facilities who is responsible for ensuring the facility’s compliance with applicable trade and export laws and regulations. Additionally, the Company performs comprehensive screening procedures with respect to customers, suppliers, employees, ship-to locations and smelters and refiners to ensure that the Company does not do business in Sudan or Syria or with any prohibited individuals or entities in violation of U.S. law.
*   *   *
Please direct any comments or questions regarding the foregoing to the undersigned at (480) 786‑7707 or megan.faust@amkor.com.
Respectfully Submitted,
/s/ Megan Faust
Megan Faust
Corporate Vice President and
Chief Financial Officer
cc:    Gil C. Tily, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, Amkor Technology, Inc.
    Eric S. Siegel, Dechert LLP